SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CORPORATE TAXPAYER S ID (CNPJ): 76.483.817/0001- 20 PUBLICLY- HELD COMPANY CVM Registration No. 1431- 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND THIRTY- FIFTH EXTRAORDINARY BOARD OF DIRECTORS MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: August 11, 2015 at 3:00 p.m. 3. PRESIDING: FERNANDO XAVIER FERREIRA - Chairman, LUIZ FERNANDO LEONE VIANNA - Executive Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.    Presentation of the Financial Statements Quarterly Information (ITRs) for the second quarter of 2015;
II.   Presentation of the Copel Telecomunicações S. A. business plan;
III.  Approval of the Audit Committee Activities Report for the first half of 2015;
IV.  Approval of the alterations to the Audit Committee s Internal Regulations;
V.   Approval of the Advance for a Future Capital Increase (AFAC) from Companhia Paranaense de Energia - Copel to Voltalia São Miguel do Gostoso I Participações S. A. ; and
VI.  Presentation of an Audit Committee report related to issues raised by the Company s Internal Audit.

5. ATTENDANCE : FERNANDO XAVIER FERREIRA - Chairman; LUIZ FERNANDO LEONE VIANNA Executive Secretary; CARLOS HOMERO GIACOMINI; HÉLIO MARQUES DA SILVA; JOSÉ RICHA FILHO; MAURO RICARDO MACHADO COSTA; HENRIQUE AMARANTE COSTA PINTO and MARLOS GAIO.

The full version of the Minutes of the 135th Extraordinary Board of Director s Meeting of Copel was drawn up in the Company s Book no. 8.

LUIZ FERNANDO LEONE VIANNA
Executive Secretary

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

FORWARD-LOOKING STATEMENTS

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

Date: August 12, 2015
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURE